                                                                  Exhibit 99.05




Contact:  David Zynn, CFO                   James K. White, Managing Director
          SMT Health Services Inc.          Kehoe, White, Savage & Company, Inc.
          (412) 933-3300                    (310) 437-0655
          http://www.smthealth.com


                SMT HEALTH SERVICES REPORTS RECORD THIRD QUARTER
              AND NINE MONTH EARNINGS; NET INCOME UP 112% AND 93%
                  RESPECTIVELY; MOBILE MRI REVENUES RISE 24%
                             AND 19%, RESPECTIVELY

Pittsburgh, PA, October 22, 1996 -- SMT Health Services Inc. (NASDAQ/NMS: SHED, SHEDW) today reported record earnings for the third quarter and nine month periods ended September 30, 1996. Net income for the 1996 third quarter increased 112% to $916,000, or $0.21 per share, from $431,000, or $.14 per share, reported for the third quarter of 1995. Net income for the nine months ended September 30, 1996 increased 93% to $1,936,000, or $.50 per share, as compared to $1,002,000, or $.36 per share for the nine months ended September 30, 1995. The Company attributed the income gains to increased revenues from four additional MRI units and greater operating efficiencies. Additional income gains are attributed to an approximate $180,000 state sales tax refund (after tax) and a $200,000 favorable tax provision adjustment resulting from an increase in the Company's Federal net operating loss carryforward. Excluding the tax adjustments, the Company's net income for the three and nine months ended September 30, 1996 increased approximately $105,000, or 24%, and $554,000, or 55%, over net income for the same periods of 1995, respectively. The Company's effective tax rate for 1996 has increased approximately 10% over 1995. However, the Company has available approximately $8.0 million of federal tax net operating loss carryforwards which are available to offset future Federal taxable income through 2010. The Company had reported preliminary results for the third quarter on October 3, 1996.

Revenues for the third quarter of 1996 rose 24% to $4,798,000 from $3,861,000 recorded for the third quarter of 1995. The revenue gains stemmed from the addition of one new mobile unit placed into service in September 1995, one new mobile unit placed into service in February 1996, two new mobile units placed into service in late March 1996 and two units upgraded during 1996. Further revenue gains are attributed to greater utilization of the Company's existing fleet of mobile MRI units. Revenues derived from hospitals which the Company serviced in both comparable periods increased 9% during the third quarter of 1996, compared to the third quarter of 1995. Revenues for the nine months ended September 30, 1996 rose 19% to $13.6 million from $11.4 million in the similar year ago period.

The Company previously announced that it had purchased and begun operation of two new MRI units in late September 1996 and one additional new unit on October 1, 1996 (increasing the Company's total MRI fleet to seventeen units). "The new units had little impact on our third quarter results but will have a positive impact on our earnings in the fourth quarter of 1996," stated Daniel Dickman, the Company's Executive Vice President and Chief Operating Officer.

SMT Health Services Inc., through its fleet of seventeen mobile units, provides diagnostic imaging services to healthcare providers in Pennsylvania, West Virginia, North Carolina, Ohio, Virginia, Kentucky and South Carolina.

                                (table follows)

                            SMT HEALTH SERVICES INC.
                                AND SUBSIDIARIES
                       CONSOLIDATED SUMMARY OF OPERATIONS

                                     For The Three Months Ended      For The Nine Months Ended
                                            September 30,                  September 30,
                                   -----------------------------     -------------------------
                                       1996             1995            1996            1995
                                   ------------     ------------     -----------   -----------

          Total Revenues            $4,798,000       $3,861,000      $13,606,000   $11,405,000 *
                                    ----------       ----------      -----------   -----------

          Operating Expenses         1,587,000        1,327,000        4,478,000     4,181,000

          Depreciation and
            Amortization             1,198,000          870,000        3,307,000     2,726,000

          Selling, General and
            Administrative             629,000          652,000        2,002,000     1,815,000

          Interest Expense             501,000          429,000        1,447,000     1,319,000

          Other                     (  300,000)              --      (   300,000)           --
                                    ----------       ----------      -----------   -----------

          Total Costs and
            Expenses                $3,615,000       $3,278,000      $10,934,000   $10,041,000
                                    ----------       ----------      -----------   ===========

          Income Before
            Income Taxes            $1,183,000       $  583,000      $ 2,672,000   $ 1,362,000

          Income Taxes                 267,000 **       152,000          736,000**     360,000
                                    ----------         --------      -----------   -----------

          Net Income                $  916,000         $431,000      $ 1,936,000   $ 1,002,000
                                    ==========         ========      ===========   ===========

          Earnings Per Common
            Share                         $.21             $.14             $.50          $.36
                                    ==========         ========      ===========   ===========

          Average Number of
            Shares Outstanding       3,179,000        2,648,000        2,879,000     2,568,000
                                     =========      ===========      ===========     =========

*Includes revenues related to the cardiac partnerships which were sold on June 30, 1995 totaling $548,000 for the nine months ended September 30, 1995.

**Includes a $200,000 favorable adjustment to increase the Company's Federal Tax NOL.

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